V 3-6-03

**AM 3/3/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03011178

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2003 WASH. D.C. 181 SECTION

SEC FILE NUMBER
8- 46467

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Infinity Security Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 N. Wacker Dr., Suite 1725
(No. and Street)

Chicago,	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra L. Amiel — 312-214-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

180 N. Stetson	Chicago,	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 2 2003

OATH OR AFFIRMATION

I, Debra S. Amiel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Infinity Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
David G. Gardeen
Notary Public, State of Illinois
My Commission Expires 8-14-2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Infinity Securities Co., Inc.

Financial Statements and
Supplemental Schedules for the
Year Ended December 31, 2002 and
Independent Auditors' Report and Supplemental
Report on Internal Control

INFINITY SECURITIES CO., INC.

TABLE OF CONTENTS

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Infinity Securities Co., Inc.:

We have audited the accompanying Statement of Financial Condition of Infinity Securities Co., Inc. (the "Company") as of December 31, 2002, and the related Statements of Operations, Changes in Stockholders' Equity, and Cash Flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Infinity Securities Co., Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the foregoing table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in an audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 24, 2003

INFINITY SECURITIES CO., INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH IN BANK	$ 7,026
INVESTMENTS IN WARRANTS	8,900
Total current assets	15,926
TOTAL ASSETS	$ 15,926

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	$ -
STOCKHOLDERS' EQUITY:	
Common stock, no par value; 10,000 shares authorized; 1,000 shares issued and outstanding	1,000
Additional paid-in capital	21,400
Accumulated deficit	(6,474)
Total stockholders' equity	15,926
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 15,926

See notes to financial statements.

INFINITY SECURITIES CO., INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES	$ -
EXPENSES	-
NET INCOME	$ -

See notes to financial statements.

INFINITY SECURITIES CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock 1,000 shares Issued	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
BALANCE—January 1, 2002	$ 1,000	$ 21,400	$ (6,474)	$ 15,926
Net income	-	-	-	-
BALANCE—December 31, 2002	$ 1,000	$ 21,400	$ (6,474)	$15,926

See notes to financial statements.

INFINITY SECURITIES CO., INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ -
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET INCREASE IN CASH	-
CASH—Beginning of year	7,026
CASH—End of year	$ 7,026

See notes to financial statements.

INFINITY SECURITIES CO., INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. ORGANIZATION

Infinity Securities Co., Inc. (the "Company") was incorporated in the State of Illinois on February 3, 1993.

The Company was accepted as a member of the National Association of Security Dealers on January 19, 1994. On January 21, 1994, the Company was registered as a Dealer under the provisions of Section 8 of the Illinois Securities Law of 1953, as amended.

The Company does not hold any securities for the account of a customer. The primary purpose of the Company is to act as a Broker with regards to private syndications of properties managed by affiliates. The Company is not paid a fee for its service in these syndication transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment in Warrants—Warrants represent the right to purchase shares of common stock in the NASDAQ. The warrants are stated at cost, which approximates fair value. A portion of the warrants became exercisable on June 28, 2002. The warrants were not exercised as of December 31, 2002.

Income Taxes—The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The Company is subject to Illinois income tax.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2002, the Company had net capital of $7,026, which was $2,026 in excess of its required net capital of $5,000. The Company had no indebtedness as of December 31, 2002.

4. RELATED-PARTY TRANSACTIONS

Effective January 11, 1994, Infinity Management Co., Inc. ("Management"), a company affiliated with Infinity Securities Co., Inc. through common individual stockholders, agreed to pay all operating expenses of Infinity Securities Co., Inc. Expenses paid by Management for 2002 were $6,500.

* * * * * *

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2002

INFINITY SECURITIES CO., INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2002

NET CAPITAL:	
Total stockholders' equity	$15,926
Less: non-allowable warrants	(8,900)
NET CAPITAL	$ 7,026
AGGREGATE INDEBTEDNESS	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
EXCESS NET CAPITAL	$ 2,026

Note: There is no material difference between the above-shown computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part II A Focus Report filing as of December 31, 2002.

INFINITY SECURITIES CO., INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2002

The Company is exempt from the requirements to provide a computation for determination of reserve requirements pursuant to the Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2002 under paragraph (k) of Rule 15c3-3.

INFINITY SECURITIES CO., INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2002

The Company is exempt from the requirements to furnish information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2002 under paragraph (k) of Rule 15c3-3.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (NONCLEARING BROKER AND DEALER)

To the Board of Directors
Infinity Securities Co., Inc.:

In planning and performing our audit of the financial statements of Infinity Securities Co., Inc. for the year ended December 31, 2002 (on which we issued our report dated January 24, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

January 24, 2003